EXHIBIT 99.1

Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318 484-7400

www.cleco.com



NEWS RELEASE

Investor Contacts:

Cleco Corporation:	**Analyst Inquiries:**	**Media Contact:**
Kathleen F. Nolen	Dresner Companies	Cleco Corporation:
(318) 484-7687	Kristine Walczak	Michael Burns
Rodney Hamilton	(312) 726-3600	(318) 484-7663
(318) 484-7593		

For Immediate Release

Cleco Corp. CEO Announces Decision to Retire in 2005

PINEVILLE, La., Dec. 20, 2004 -- Cleco Corp. (NYSE:CNL) announced today David M. Eppler has advised the board of directors he intends to retire in June 2005 or later in the year if necessary to facilitate an orderly management transition. Eppler told the board of directors of his decision at its Dec. 17 meeting.

"As we continue to make progress on our strategy for Cleco Midstream and on our plans for Cleco Power to secure a long-term, economical supply of power for its customers, 2005 seemed the appropriate time for me to transition to retirement," Eppler said.

J. Patrick Garrett, non-management chairman of the board, said, "The board of directors regrets that we will lose the leadership David has provided. David has led the company for the last five years during some difficult times in the energy business. The board feels the company is now well-positioned to continue toward resolution of the issues related to our wholesale business and to execute on the Cleco Power strategy. David has built a strong management team and we look forward to working with David and that team to ensure a seamless transition."

Cleco Corp. is an electric company headquartered in Pineville, La. It operates a regulated electric utility that serves 264,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity, including the Perryville plant, a 718-megawatt plant whose sale to a subsidiary of Entergy is pending. For more information about Cleco, visit www.cleco.com.

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